UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs about ANP decision on Berbigão and Sururu fields
—

Rio de Janeiro, January 24, 2025 – Petróleo Brasileiro S.A. - Petrobras informs that the National Agency of Petroleum, Natural Gas and Biofuels (ANP) decided on Thursday (01/23/2025) to unify the Berbigão and Sururu fields, located in concession BM-S-11A, in the pre-salt Santos Basin, operated by Petrobras with a 42.5% stake.

The decision results from the analysis of the revised Development Plans for the reservoirs, which were sent by Petrobras, as operator, to the ANP in 2018. This decision results in production of the Berbigão and Sururu fields being reported in a single field, increasing the rate applied to the corresponding Special Participation payment for the unified field, retroactively to the production start date. The ANP's decision also determines the unification of the areas referring to the Transfer of Rights contract for the Entorno de Iara Block (South of Berbigão and South of Sururu; North of Berbigão and North of Sururu), operated by Petrobras with a 100% stake; however, in this case, there is no Special Participation charge. Finally, the Superintendence of Government Participations was ordered to calculate the value of Government Participations considering the unified fields.

Petrobras is evaluating, within the scope of the consortium, the adoption of appropriate measures in the competent levels.

Petrobras will assess the possible impacts on its financial statements.

Material facts will be disclosed to the market in due course.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer